SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                               PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

                              Cognos Incorporated
                                (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                    19244C109
                                (CUSIP Number)

                               December 31, 2002
         (Date of event which requires filing of this statement)


                              (Page 1 of 11 Pages)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [ x ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19244C109                  13G                   Page 2 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                Michael U. Potter
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                36,304
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                5,727,200
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                36,304
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                5,727,200
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,763,504        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 6.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 3 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Sussex Capital Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                27,304
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                5,727,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                27,304
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                5,727,200
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,763,504        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 6.6%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 4 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                           3088-9372 Quebec Inc. ("Quebec I")
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                  218
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                  42,200
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                  218
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                  42,200
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                  5,763,504          See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES   **                     [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                  6.6%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                  CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 5 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            9036-8747 Quebec Inc. (Quebec II)
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                8,938
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,176,385
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                8,938
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                1,176,385
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,763,504         See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 6.6%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

     Cognos Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

     3755 Riverside Drive, P.O. Box 9707 Station T, Ottawa, Ontario, Canada K1G 4K9

Item 2(a).  Name of Person Filing:

     (1) Mr. Michael U. Potter ("Mr. Potter")
     (2) Sussex Capital Inc. ("SCI")
     (3) 3088-9372 Quebec Inc. ("Quebec I")
     (4) 9036-8747 Quebec Inc. ("Quebec II")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The principal business office of:

     (1) Mr. Potter is Sixty-Two John Street, Ottawa, Ontario Canada, K1M 1M3.
     (2) SCI is Sixty-Two John Street, Ottawa, Ontario Canada, K1M 1M3.
     (3) Quebec I is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.
     (4) Quebec II is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.

Item 2(c).  Citizenship:

     (1)  Mr. Potter is a citizen of Canada.
     (2) SCI is a corporation incorporated under the Canada Business Corporations Act.
     (3)  Quebec I is a corporation incorporated under the Quebec Corporation
          Act.
     (4)  Quebec II is a corporation incorporated under the Quebec Corporation
          Act.

Item 2(d).  Title of Class of Securities:

     Common Stock, no par value.

Item 2(e).  CUSIP Number:

     19244C109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment Company registered under Section 8 of the

CUSIP No. 19244C109                  13G                   Page 7 of 11 Pages

                    Investment Company Act of 1940,
          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(i)(ii)(G),
          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    Not applicable.

Item 4.   Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

     As of January 20, 2003, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 5,763,504 Shares representing approximately 6.6% of the Shares outstanding (based on 87,931,142 Shares outstanding as of December 31, 2002 as reported in the Issuer's Report on Form 10-Q for the period ending November 30, 2002). All numbers of Shares beneficially owned listed below is stated as of January 20, 2003.

     (1) Quebec I directly owns 218 Shares. Quebec I also is a holder of 50% of the voting power of the following corporation and, accordingly, may be deemed to own beneficially (as the term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 10 (as defined below) possesses direct beneficial ownership:

     (A) 3539130 Canada Inc. ("Canada 10") directly owns 42,200 Shares.

     (2) Quebec II directly owns 8,938 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 13 through Canada 16 (as defined below) possess direct beneficial ownership:

        (A) 3497801 Canada Inc. ("Canada 13") directly owns 275,000 Shares;
        (B) 3539504 Canada Inc. ("Canada 14") directly owns 300,295 Shares;
        (C) 3539555 Canada Inc. ("Canada 15") directly owns 300,295 Shares; and
        (D) 3539571 Canada Inc. ("Canada 16") directly owns 300,295 Shares.

     (3) SCI directly owns 18,148 Shares. SCI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed

CUSIP No. 19244C109                  13G                  Page 8 of 11 Pages

to own beneficially the Shares to which Canada 3 through Canada 8 (as defined below) possess direct beneficial ownership:

        (A) 3539202 Canada Inc. ("Canada 3") directly owns 343,617 Shares;
        (B) 3539211 Canada Inc. ("Canada 4") directly owns 814,999 Shares;
        (C) 3539229 Canada Inc. ("Canada 5") directly owns 850,000 Shares;
        (D) 3539334 Canada Inc. ("Canada 6") directly owns 850,000 Shares;
        (E) 3539393 Canada Inc. ("Canada 7") directly owns 849,999 Shares; and
        (F) 3539423 Canada Inc. ("Canada 8") directly owns 800,000 Shares.

Also, SCI, as the sole shareholder of Quebec I and Quebec II, may be deemed to own beneficially the Shares to which Quebec I and Quebec II possess beneficial ownership.

        (4) Mr. Potter directly owns 9,000 Shares. Mr. Potter, as the sole shareholder of SCI, may be deemed to own beneficially the Shares as to which SCI possesses beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I and Quebec II possess beneficial ownership.

        Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with any person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 3 through Canada 16 does not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, does not have an obligation under Section 13(d) to file a beneficial ownership report.

   (b) Percent of class:

        As of January 20, 2003, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 5,763,504 Shares representing approximately 6.6% of the Shares outstanding (based on 87,931,142 Shares outstanding as of December 31, 2002 as reported in the Issuer's Report on Form 10-Q for the period ending November 30, 2002). Each of the Reporting Persons has the ownership percentages set forth next to its name:

        (1) Mr. Potter beneficially owns 6.6% in the aggregate.
        (2) SCI beneficially owns 6.6% in the aggregate.
        (3) Quebec I beneficially owns 6.6% in the aggregate.
        (4) Quebec II beneficially owns 6.6% in the aggregate.

   (c) Number of shares as to which such person has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (vi) shared power to dispose or to direct the disposition of:

CUSIP No. 19244C109                  13G                  Page 9 of 11 Pages


        (1) Mr. Potter has sole voting and dispositive power over 36,304 Shares and shared voting and dispositive power over 5,727,200 Shares.

        (2) SCI has sole voting and dispositive power over 27,304 Shares and shared voting and dispositive power over 5,727,200 Shares.

        (3) Quebec I has sole voting and dispositive power over 218 Shares and shared voting and dispositive power over 42,200 Shares.

        (4) Quebec II has sole voting and dispositive power over 8,938 Shares and shared voting and dispositive power over 1,176,385 Shares.

The voting and dispositive power over the Shares held by Canada 2 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 2 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.-Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

Item 5.  Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Items 2 and 4.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP No. 19244C109                  13G                  Page 10 of 11 Pages

                                  SIGNATURES

        After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2003           MICHAEL U. POTTER


                                    /s/ Michael U. Potter
                                    ------------------------------------
                                    Michael U. Potter, as an individual

                                    SUSSEX CAPITAL INC.

                                    By:  /s/ Michael U. Potter
                                         --------------------------------
                                         Michael U. Potter, as
                                         President of Sussex Capital Inc.

                                    3088-9372 QUEBEC INC.

                                    By:  /s/ Pierre Dufour
                                         --------------------------------
                                         Pierre Dufour, as President and
                                         Secretary of 3088-9372 Quebec Inc.

                                    9036-8747 QUEBEC INC.

                                    By:  /s/ Pierre Dufour
                                         --------------------------------
                                         Pierre Dufour, as President and
                                         Secretary of 9036-8747 Quebec Inc.

CUSIP No. 19244C109                 13G                  Page 11 of 11 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

Michael U. Potter, Sussex Capital Inc., 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc. each hereby agrees that (i) the Schedule 13G filed on December 20, 2001, (ii) the Amendment No. 1 to the Schedule 13G filed on February 13, 2002, and (iii) this Amendment No. 2 to the Schedule 13G, each relating to the holding of shares of Common Stock of Cognos Incorporated are filed jointly on behalf of such person.


DATED:  February 14, 2003           MICHAEL U. POTTER


                                    /s/ Michael U. Potter
                                    ------------------------------------
                                    Michael U. Potter, as an individual

                                    SUSSEX CAPITAL INC.

                                    By:  /s/ Michael U. Potter
                                         -------------------------------
                                         Michael U. Potter, as
                                         President of Sussex Capital Inc.

                                    3088-9372 QUEBEC INC.

                                    By:  /s/ Pierre Dufour
                                         --------------------------------
                                         Pierre Dufour, as President and
                                         Secretary of 3088-9372 Quebec Inc.

                                    9036-8747 QUEBEC INC.

                                    By:  /s/ Pierre Dufour
                                         --------------------------------
                                         Pierre Dufour, as President and
                                         Secretary of 9036-8747 Quebec Inc.